UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30691 / September 19, 2013

_____

In the Matter of: :
                                                                     :
EQUINOX FUNDS TRUST   :
17605 Wright Street, Suite 2   :
Omaha, Nebraska 68130   :
                                                                     :
EQUINOX INSTITUTIONAL ASSET MANAGEMENT LP   :
47 Hulfish Street, Suite 510   :
Princeton, NJ 08542   :
                                                                     :
(File No. 812-14129)   :
_____   :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2
UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Equinox Funds Trust and Equinox Institutional Asset Management LP filed an application on
March 7, 2013 and an amendment thereto on August 9, 2013, requesting an order under section
6(c) of the Investment Company Act of 1940 (the "Act") exempting applicants from section
15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements.
The order permits applicants to enter into and materially amend subadvisory agreements without
shareholder approval and also grants relief from certain disclosure requirements.

On August 23, 2013, a notice of the filing of the application was issued (Investment Company
Act Release No. 30673). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Equinox Funds Trust and Equinox Institutional Asset Management LP (File No. 812-14129) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary